MAIL STOP 03-08

	April 8, 2005

Martin E. Franklin, Chief Executive Officer
Jarden Corporation
555 Theodore Fremd Avenue
Rye, NY 10580


	RE:	Jarden Corporation

		Registration Statement on Form S-3
		Filed March 9, 2005
		File No. 333-123218

		Annual Report on Form 10-K for the fiscal year ended
December 31, 2004
		Filed March 2, 2005
		Amendment No. 1 to Current Report on Form 8-K
		Filed March 24, 2005
		Preliminary Proxy Statement on Schedule 14A
		Filed April 6, 2005
		File No. 1-13665

Dear Mr. Franklin:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-3

Calculation of Registration Fee Table

1. Please confirm your understanding that you may not rely on Rule 416 for the registration of shares issued in excess of the amount named in the registration fee table that result by operation of your conversion ratios. Please revise or remove the statement appearing in footnote (2) as appropriate. See Telephone Interpretation #3S under Securities Act Sections of the March 1999 supplement to the Manual of Publicly-Available Telephone Interpretations.

Forward-Looking Statements, page ii

2. We note disclosure in the last paragraph under this caption that
the information in the prospectus "...may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with
complete certainty...."  It appears from this disclosure that you are
disclaiming responsibility for the information in the prospectus. Please revise to avoid any suggestion that you are not responsible for the accuracy of the disclosure in the prospectus.

3. Please relocate this section, the Incorporation of Certain Documents by Reference section, and the information appearing under the caption "The Company," to appear after the forepart of the prospectus. Only the cover page, summary, and risk factors sections should appear in the forepart of the prospectus.

Risk Factors, page 5
4. Please revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk factor occur. Avoid simply referring to a fact about your company or a future event in your subheadings. Stating that the risk may "adversely affect" your business does not adequately address the potential consequences. For example, the following risk factor subheadings should be revised accordingly:

* "We may be adversely affected by the trend towards retail trade consolidation and private-labeling."

* "Sales of some of our products are seasonal and weather related."

* "We depend on suppliers in Asia."

* "We depend on a single manufacturing facility for certain products."

* "We cannot be certain that our product innovations and marketing successes will continue."

* "We may experience difficulty in integrating acquired businesses...,"

* "Our operations are subject to a number of federal, state and local environmental regulations."

* "We may be adversely affected by remediation obligations...,"

* "Our resources may be insufficient to manage the demands imposed by our growth."

* "We depend upon key personnel."

* "Our significant indebtedness could adversely affect our financial health."

* "We will require a significant amount of cash to service our indebtedness..."

* "Our business could be adversely affected because of risks which are particular to international operations."

* "Our business could be adversely affected by currency fluctuations in our international operations."

* "Our performance can fluctuate with the financial condition of the retail industry."

* "Our failure to successfully protect our intellectual property rights..."

* "Our business could be adversely affected by complications resulting from our implementation of new operating software systems..."

* "We may not be able to implement successfully our restructuring projects."

* "Certain of our employees are represented by labor unions."

* "Delaware law may limit possible takeovers."
5. Some of your risk factors appear generic because the information could apply to many companies in your industry or even in other industries. Please revise to specifically indicate how the stated risk applies to your company, or delete these risk factors. For example, in the risk factor where you state that you depend upon key personnel, discuss whether you have formalized employment agreements with these officers. Revise or delete the following risk factors accordingly:

* Our operations are dependent upon third-party suppliers and services providers..., page 6. For example, do you have any contracts with your primary suppliers and service providers?

* Competition in our industries may hinder our ability to execute..., page 8. For example, identify primary competitors in your industry and discuss the competitive environment.

* Our resources may be insufficient to manage the demands imposed by our growth, page 10. For example, do you expect rapid growth in the near future?

* We depend upon key personnel, page 10. For example, do the key personnel you identify possess unique skills that can not be replaced?

* Our significant indebtedness could adversely affect our financial health, page 10. For example, do you have current plans to incur additional indebtedness?

* We enter into contracts with the United States government, page
11.
For example, is the United States government a primary customer of your goods and services?

* Our business could be adversely affected by currency fluctuations in our international operations, page 11. For example, describe in more specific terms how currency fluctuations affect you.

* Our failure to successfully protect our intellectual property rights. For example, identify any key intellectual property rights you possess.

* The market price for our common stock may be highly volatile.
For
example, will your convertible securities increase the volatility in your common stock price?

The sale of a substantial amount of our common stock..., page 15

6. Due to the significant potential of dilution resulting from the preferred stock, you must provide risk factors discussing in specific detail the effects on the market price of the common stock and dilution to common stockholders resulting from the conversion of the preferred stock. Accordingly, please discuss clearly under separate captions the following items:

(1) As of the latest date practicable, the amount of common shares that you would issue assuming full conversion of all of the existing preferred stock, the percentage of the total outstanding common shares these amounts represent, and that you do not know at present the exact number of shares that you will issue upon conversion.

(2) To the extent stockholders convert and then sell common stock, the common stock price may decrease due to the additional shares in the market.

(3) The significant downward pressure on the price of the common stock as the selling stockholder converts and sells material amounts of common stock could encourage short sales if not by the selling stockholders then by others. This could place significant downward pressure on the price of the common stock. In this regard, explain the meaning and significance of short selling.

(4) The conversion of the securities may result in a substantial dilution to the interests of other holders of common stock since the holders of convertible preferred stock may ultimately convert and sell the full amount issuable on conversion.

(5) The possibility of a change of control resulting from the issuance of the common and preferred stock to Warburg Pincus and Catterton.

Selling Stockholders, page 16

7. We note disclosure indicating that the proceeds from the sale of securities under your purchase agreement with Warburg Pincus were placed in escrow. Disclosure in your Form 10-K, however, indicates that the proceeds were released from escrow in January 2005. Please clarify here whether or not the proceeds are still held in escrow.

8. As currently drafted, the disclosure here regarding the terms of convertible securities is difficult to understand. Please revise the last full paragraph on page 16 and the carry-over paragraph on pages
16-17 to more clearly and concisely discuss the terms and effect of the preferred stock. As part of your revisions, we suggest you avoid legalistic presentations, run-on sentences, and embedded lists. We also suggest you consider the following:

* The calculation for the number of shares of common stock into which preferred stock is convertible is confusing.
* Explain the possible adjustments rather than alluding to "adjustments from time to time," or "subject to adjustment upon certain changes of control."
* Disclose the dividend rate on the preferred stock and whether the dividends are payable in cash or additional preferred or common stock.
* What is the current trading price of your common shares in relation to the 175% threshold for exercising the right to require holders of
Series B Preferred Stock to convert into shares of common stock?
* What is the stockholder approval necessary to modify the conversion of the Series C Preferred Stock?
* Are there any standstill limitations, and if so whether they may be waived, in connection with the conversion terms?

      These are only examples. We may have further comment based upon your revisions.

9. In future periodic reports, we remind you to please discuss - in the Management`s Discussion and Analysis - the material terms and possible depressive effects of the securities you are registering here to the extent any of those securities remain unconverted.

10. Please identify the beneficial owners of the selling stockholders referenced in this section.

11. Disclose whether any of the selling stockholders are registered broker-dealers or affiliates of broker-dealers. For all selling stockholders that are broker-dealers, disclose that they are "underwriters" within the meaning of the Securities Act of 1933. You should revise the Plan of Distribution to state the names of the selling stockholders who are broker-dealers, and to state that they are also underwriters with respect to the shares that they are offering for resale.
12. For selling stockholders who are affiliates of broker-dealers, disclose, if true, that:

* The seller purchased in the ordinary course of business, and
* At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true for any selling stockholder, then the prospectus must state that the selling stockholder is an underwriter.

Plan of Distribution, page 21

13. We note disclosure indicating that selling stockholders may sell shares of your common stock short. Please discuss the effect of short-selling on the market price of your common shares.

Where You Can Find More Information, page 23
14. Please delete your reference to our Chicago regional office as we no longer maintain that office. See Item 101(e) of Regulation S-
K.

Form 10-K
Business, page 3
Intellectual Property, page 14
15. We note that you entered into a settlement agreement with Applica
Incorporated and Applica Consumer Products, Inc. to resolve patent infringement litigation. To the extent the settlement is material, please disclose all material terms of the settlement agreement and file the settlement agreement as a material exhibit. See Item 601 of
Regulation S-K.
Selected Financial Data, page 23

16. Please revise your presentation of selected financial data to balance the presentation of EBITDA and operating cash flows with cash flows from investing and financing activities. See Question 12 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures which may be found on our website.
Management`s Discussion and Analysis . . . , page 25
Results of Operations, page 28
17. You disclose the business reasons for the change during fiscal 2004 in overall net sales and net sales by segment, the change in gross margin percentage as well as the change within expense line items such as selling, general and administrative expenses. However, when the change between periods is due to more than one reason, you generally do not provide the dollar amounts or other data to quantify the impact of each business reason. In future filings, please revise to quantify the incremental impact of each individual business reason discussed relating to the overall change in the line item in circumstances where there is more than one business reason that caused the change between periods. In periods such as recently where several acquisitions may represent a principal reason for the change, you should consistently quantify in dollars or percent what portion of the change relates to new businesses acquired for each line item affected. See Item 303(a)(3) of Regulation S-K.
18. Please discuss the implications of general economic and industry conditions on your results of operations, liquidity and capital resources. Disclose any known trends or uncertainties in the economy and industries in which you conduct business that are reasonably likely to have a material effect on your financial condition or results or operations. Please see Securities Act Interpretative Release 33-8350 dated December 29, 2003 for further guidance.
19. Please disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services.
Financial Condition, Liquidity and Capital Resources, page 30
Cash and Financing Availability, page 36

20. You disclose that you have evaluated and take into account the AHI acquisition and its related financing in January 2005 and believe you can fund cash requirements for the foreseeable future. Supplementally please tell us what you mean by the phrase " the foreseeable future." Supplementally please provide in tabular format a summary of the additional cash requirements you are now required to fund as a result of the contractual obligations and commercial commitments accruing from the acquisition of AHI.

Contractual Obligations and Commercial Commitments, page 37

21. We note your disclosure in the table of amounts relating to other non-current liabilities. Supplementally please tell us if you have reflected in this line item your cash requirements relating to anticipated post retirement obligations and material management compensation agreements that may require cash for the periods presented.

Consolidated Financial Statements

Consolidated Statements of Income, page 48

22. Please be aware that it is not appropriate to present a separate line item for compensation that is based solely on the form of compensation, such as restricted stock. Please revise your income statement to include the charges associated with restricted stock in the appropriate expense line classification. You may disclose either on the face of the income statement or in a note the amount of non-cash compensation expense included in each line item on the income statement.

23. Please present interest income and interest expense in separate line items or disclose in a footnote for each period presented the amounts of interest income and interest expense that reconciles to the interest expense, net line item. See paragraphs 7 and 9 of Rule
5-03 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 1 - Significant Accounting Policies

24. Refer to your disclosure of the classification of distribution costs. Please tell us and revise your disclosure to include in a footnote the types of the other amounts included in the cost of sales line item and the types of amounts included in the selling, general and administrative expenses line item.

25. Supplementally please tell us if you pay slotting fees, engage in cooperative advertising, have buy-down programs, or make other payments or provide other promotions to resellers. If so, please tell us and revise your disclosure to include your accounting policy for each of these types of arrangements, including the statement of income line item that each type of arrangement is included in. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this arrangement meets the requirements of EITF 01-9. Please also discuss in Management Discussion and Analysis any significant estimates resulting from these arrangements.

Revenue Recognition, page 53

26. You disclose that revenue is recognized when title transfers which, in most cases, occurs at the time when products are shipped to customers. Supplementally please tell us and expand your disclosure in future filings to clarify how your accounting policy for revenue recognition on product sales complies with the requirements of SAB Topic 13A.3 - Delivery and Performance. If your shipping terms determine risk of loss during shipment and/or title transfer, please explain them to us and disclose such terms in future filings.

Depreciation, page 54

27. We note your disclosure in Note 12 that you lease certain assets.
Supplementally please tell us and disclose in future filings the useful life used to calculate amortization of leasehold improvements.
Please also tell us your basis if you include any option years in your determination of the useful life of these assets.

Note 2 - Adoption of New Accounting Pronouncements, pages 55-57

28. Please tell us and provide SAB 74 disclosure for FIN 46 and FIN
46R.

Note 7 - Intangibles, page 64

29. We note your disclosure of the allocation of cost to intangible assets such as trademarks acquired during fiscals 2003 and 2004. Supplementally please explain to us your basis and the reason why you did not allocate a portion of the excess purchase price of any of the acquisition to other identifiable intangible assets, other than goodwill, such as contracts and customer lists. Refer to paragraphs
A14 to A28 of SFAS 141.

Note 8 - Debt and Interest, pages 64 -67

30. Supplementally please tell us and revise your disclosure in future filings to indicate if you are in compliance with all covenants and the repercussions of not meeting them. Please also disclose the existence of any cross-default provisions. Refer to Rule 4-08(c) of Regulation S-X.

31. You disclose on page 65 that your Amended Credit Agreement as of
December 31, 2004 included certain debt covenants that include restrictions on dividends and certain transactions with affiliates.
Supplementally please tell us and revise your disclosure in future filings to include the specific nature of the restrictions on dividends by you as required by Rule 4-08(e)(1) of Regulation S-X. Also, please tell us if there are specific restrictions on any transfer of assets of your subsidiaries to you in the form of loans, advances or cash dividends without the consent of a third party. If so, please provide us with the detailed computations you performed demonstrating that the restricted assets do not exceed the 25% threshold. If the restricted assets exceed the 25% threshold, revise your financial statements to include the disclosure required by Rule
4-08(e)(3) of Regulation S-X and Schedule I, which are discussed under Rules 5-04 and 12-04 of Regulation S-X.
Controls and Procedures, page 79
32. We note that you have excluded from the evaluation of internal controls the impact of the recent acquisition of Bicycle Holding, Inc. and its subsidiary United States Playing Card Company.
Please
disclose any changes that have resulted from the acquisitions or, alternatively, confirm to us that no change has occurred within the scope of Item 308(c).

Exhibits, Financial Statement Schedules and Reports on Form 8-K

Schedule II - Valuation and Qualifying Accounts and Reserves, page
94

33. Supplementally please tell us and revise your disclosure in future filings to include amounts for sales returns and allowances for all periods presented. Also, in light of the fact that revenues increased 43% during fiscal 2004 and 60% during fiscal 2003, please explain to us how you factored into your calculations and analysis of sales returns and allowance the impact of significant increases in revenues the past two fiscal years.

Exhibits 31.1 and 31.2

34. It appears that these certifications do not comply with the requirements of Item 601(b)(31) of Regulation S-K. In particular, the certifications do not include paragraph 4(b), which is required when management provides its report on internal controls over financial reporting. Please amend your Form 10-K to provide the full certification for both the Chief Executive Officer and Chief Financial Officer as required by Item 601(b)(31) of Regulation S-K.
Please be aware that compliance with this comment requires that you refile the Form 10-K in its entirety.


Form 8-K

Unaudited Pro Forma Condensed Consolidated Financial Statements

35. Your disclosure suggests that there may be revisions to the preliminary purchase price allocations. Please provide us with a summary of the changes and related reasons.

36. We note the adjustment relating to goodwill and intangible assets of $297.8 million for the AHI acquisition. Supplementally provide us with a summary of the type and amounts relating to intangible assets and your basis for these allocations. See paragraphs A14 to A28 of
SFAS 141.

Preliminary Proxy Statement

37. Please revise to comply with the above comments as applicable.


* * * *


      As appropriate, please amend your registration statement, annual report, and preliminary proxy statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Milwood Hobbs, Staff Accountant, at (202)
942-
2846 or Mike Moran, Accounting Branch Chief, at (202) 942-2823 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson, Staff Attorney, at
(202) 942-2824, or David Mittelman, Legal Branch Chief, at (202)
942-
1921 with any other questions you may have.


				Sincerely,



				H. Christopher Owings
				Assistant Director


cc: 	Robert L. Lawrence, Esq.
	Kane Kessler, P.C.
	Via Fax - (212) 245-3009
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Jarden Corporation
April 8, 2005
Page 12